Registration Statement No. 333-237342

Filed Pursuant to Rule 433

Subject to Completion, dated June 8, 2020

Pricing Supplement to the Prospectus, the Prospectus Supplement

and the Product Supplement, each dated April 20, 2020

US$[●]

Contingent Digital Return Barrier Notes due July 9, 2021

Linked to the Lesser Performing of the Russell 2000® Index and the SPDR® Dow Jones® Industrial Average ETF

•	The notes are designed for investors who seek a 7.00% Contingent Digital Return at maturity based on the performance of the Lesser Performing of the Russell 2000® Index and the SPDR® Dow Jones® Industrial Average ETF (each an “Underlying Asset”). The Contingent Digital Return will be paid if neither Underlying Asset decreases in value by more than 25% between the pricing date and the Valuation Date.
•	If, as of the Valuation Date, the Lesser Performing Underlying Asset (as defined below) decreases by more than 25% from its closing value on the pricing date, but not by more than 40%, you will receive the principal amount of the notes.
•	If, as of the Valuation Date, the Lesser Performing Underlying Asset decreases by more than 40% from its closing value on the pricing date, investors will lose 1% of their principal amount for each 1% that its Final Level is less than its Initial Level.
•	Investors in the notes may lose up to 100% of their principal amount at maturity.
•	Any payment at maturity is subject to the credit risk of Bank of Montreal.
•	The notes do not bear interest. The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	The offering is expected to price on or about June 9, 2020, and the notes are expected to settle through the facilities of The Depository Trust Company on or about June 12, 2020.
•	The notes are scheduled to mature on or about July 9, 2021.
•	The CUSIP number of the notes is 06367WQ30.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
•	The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

 Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this preliminary pricing supplement, the estimated initial value of the notes is $974.90 per $1,000 in principal amount. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $920 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$2.50	US$997.50

Total	US$●	US$●	US$●

(1)  Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $997.50 and $1,000 per $1,000 in principal amount.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Assets:	The Russell 2000® Index (ticker symbol: RTY) and the SPDR® Dow Jones® Industrial Average ETF (ticker symbol: DIA). See the section below entitled “The Underlying Assets” for additional information about the Underlying Assets.

Payment at Maturity:

(i) If the Final Level of the Lesser Performing Asset is greater than or equal to its Digital Barrier Level, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the Notes will equal:

Principal Amount + (Principal Amount x Contingent Digital Return)

(ii) If the Final Level of the Lesser Performing Underlying Asset is less than its Digital Barrier Level, but is not less than its Principal Barrier Level, then the investors will receive their principal amount and no additional return.

(iii) If the Final Level of the Lesser Performing Underlying Asset is less than its Principal Barrier Level, then the investors will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change of the Lesser Performing Underlying Asset)

In this case, investors will lose 1% of their principal for each 1% that the Final Level of the Lesser Performing Underlying Asset declines from its Initial Level. You may lose some or all of the principal amount of your notes.

Contingent Digital Return:	7.00%. Accordingly, the maximum payment on the notes at maturity will be $1,070 for each $1,000 in principal amount.

Initial Level:	The respective closing level or closing price of each of the Underlying Assets on the pricing date.

Final Level:	The respective closing level or closing price of each of the Underlying Assets on the Valuation Date.

Digital Barrier Level:	With respect to each Underlying Asset, 75% of its Initial Level.

Principal Barrier Level:	With respect to each Underlying Asset, 60% of its Initial Level.

Lesser Performing Underlying Asset:	The Underlying Asset that has the lowest Percentage Change.

Percentage Change:	Final Level - Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about June 9, 2020.

Settlement Date:	On or about June 12, 2020, as determined on the pricing date.

Valuation Date:	On or about July 6, 2021, as determined on the pricing date.

Maturity Date:	On or about July 9, 2021, as determined on the pricing date.

Automatic Redemption:	Not applicable

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Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The pricing date and the Settlement Date are subject to change. The actual pricing date, Settlement Date, Valuation Date and
Maturity Date will be set forth in the final pricing supplement.

Payoff Example

The following table shows the hypothetical payout profile of an investment in the notes based on hypothetical Percentage
Changes of the Lesser Performing Underlying Asset, reflecting the 7.00% Contingent Digital Return. Please see the hypothetical returns section below for more detailed examples.

* Your return on the notes will be determined solely by the Percentage Change of the Lesser Performing Underlying Asset.

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Additional Terms of the Notes

You should read this pricing supplement together with the product supplement, the prospectus supplement and the prospectus, each dated April 20, 2020. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000121465920003529/c420200424b5.htm

•	Prospectus supplement dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112249/d908040d424b5.htm

•	Prospectus dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112240/d903160d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Assets or their components. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•	Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the Final Level of any Underlying Asset is less than its Principal Barrier Level, you will be subject to a one-for-one loss of the principal amount of the Notes for any Percentage Change of the Lesser Performing Underlying Asset from its Initial Level. Accordingly, you could lose up to the entire principal amount of your notes.

•	Your return on the notes is limited to the Contingent Digital Return, regardless of any appreciation in the values of the Underlying Assets. — The return on your notes will not be greater than the Contingent Digital Return. This will be the case even if the Percentage Change of the Lesser Performing Underlying Asset is significantly greater than the Contingent Digital Return.

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Your return on the notes will be determined solely by reference to the Lesser Performing Underlying Asset, even if the other Underlying Asset performs better. — Your payment at maturity will only be determined by reference to the performance of the Lesser Performing Underlying Asset. Even if the other Underlying Asset has appreciated in value compared to its Initial Level, or has experienced a decline that is less than that of the Lesser Performing Underlying Asset, your return at maturity will only be determined by reference to the performance of the Lesser Performing Underlying Asset. It is possible that the value of both Underlying Assets may decline. For example, the RTY and the DIA to some extent measure the performance of the U.S. securities markets.

•	Your return on the notes will be determined by reference to each Underlying Asset individually, not to a basket, and the payments on the notes will be based on the performance of the Lesser Performing Underlying Asset. — The notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the notes, the individual performance of each Underlying Asset would not be combined, and the depreciation of one Underlying Asset would not be mitigated by any appreciation of the other Underlying Asset. Instead, your return at maturity will depend solely on the Final Level of the Lesser Performing Underlying Asset.

•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the DIA or the securities represented by or included in the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the values of the Underlying Assets and, therefore, the market value of, and the payments on, the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•	Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations. The initial estimated value of the notes may be as low as the amount indicated on the cover page of this preliminary pricing supplement.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Underlying Assets, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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•	The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

•	Owning the notes is not the same as owning the Underlying Assets or their components or a security directly linked to the performance of the Underlying Assets or their components. — The return on your notes will not reflect the return you would realize if you actually owned the Underlying Assets or their components or a security directly linked to the performance of the Underlying Assets or their components and held that investment for a similar period. Your notes may trade quite differently from the Underlying Assets. Changes in the value of an Underlying Asset may not result in comparable changes in the market value of your notes. Even if the value of an Underlying Asset increases from its Initial Level during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes prior to maturity to decrease while the value of an Underlying Asset increases.

•	You will not have any shareholder rights and will have no right to receive any securities represented by the Underlying Assets at maturity. — Investing in your notes will not make you a holder of any securities represented by the Underlying Assets. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to these securities. An actual investment in the securities represented by the Underlying Assets could produce a higher total return than an investment in the notes.

•	Adjustments to the Underlying Assets could adversely affect the value of the notes. FTSE Russell, the sponsor of the RTY, and State Street Global Advisors Trust Company (collectively with its affiliates, “SSGA”), as the sponsor and advisor of the DIA, may add, delete or substitute the stocks represented or held by the Underlying Assets, or make other methodological changes. Further, these Index Sponsors and these investment advisors may discontinue or suspend calculation or publication of these indices or discontinue or suspend maintenance of these Underlying Assets at any time, as applicable. Any of these actions could affect the value of and the return on the notes.

•	We have no affiliation with the sponsor of the RTY or the underlying index of the DIA and will not be responsible for any actions taken by them. — The sponsors of these indices are not our affiliates, and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of these sponsors, including any actions of the type that would require the calculation agent to adjust the payments on the notes. None of these index sponsors has any obligation of any sort with respect to the notes. Thus, none of these index sponsors has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to either sponsor.

•	The performance of the DIA may not correlate with the performance of its underlying index as well as the net asset value per share of the DIA. — The performance of the DIA is linked principally to the performance of its underlying index, and its net asset value per share. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the DIA may correlate imperfectly with the return on its underlying index or its net asset value per share.

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•	The DIA is subject to management risks. — ETFs are subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

•	An investment in the notes is subject to risks associated in investing in stocks with a small market capitalization. — The RTY consists of stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of the RTY may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the Underlying Assets, or futures or options relating to the Underlying Assets, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. We or our affiliates may also engage in trading relating to the Underlying Assets from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•	Many economic and market factors will influence the value of the notes. — In addition to the values of the Underlying Assets and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•	You must rely on your own evaluation of the merits of an investment linked to the Underlying Assets. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the values of the Underlying Assets or the prices of the securities represented or held by the Underlying Assets. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Assets or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to the Underlying Assets at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning each of the Underlying Assets from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

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Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical returns at maturity on a $1,000 investment in the notes based on hypothetical Percentage Changes of the Lesser Performing Underlying Asset. The hypothetical total returns set forth below are based a hypothetical Initial Level of 100.00 for each Underlying Asset, a hypothetical Digital Barrier Level of 75.00 for each Underlying Asset (75% of its hypothetical Initial Level), a hypothetical Principal Barrier Level of 60.00 for each Underlying Asset (60% of its hypothetical Initial Level), a Contingent Digital Return of 7.00%, and a range of hypothetical Final Levels of the Lesser Performing Underlying Asset.

The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis. We make no representation or warranty as to which of the Underlying Assets will be the Lesser Performing Underlying Asset. It is possible that the Final Level of each Underlying Asset will be less than its Principal Barrier Level.

Hypothetical Final Level of the Lesser Performing Underlying Asset	Hypothetical Percentage Change of the Lesser Performing Underlying Asset	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
1,500.00	50.00%	$1,070.00	7.00%
1,250.00	25.00%	$1,070.00	7.00%
1,100.00	10.00%	$1,070.00	7.00%
1,050.00	5.00%	$1,070.00	7.00%
1,000.00	0.00%	$1,070.00	7.00%
900.00	-10.00%	$1,070.00	7.00%
800.00	-20.00%	$1,070.00	7.00%
750.00	-25.00%	$1,070.00	7.00%
700.00	-30.00%	$1,000.00	0.00%
650.00	-35.00%	$1,000.00	0.00%
600.00	-40.00%	$1,000.00	0.00%
500.00	-50.00%	$500.00	-50.00%
400.00	-60.00%	$400.00	-60.00%
300.00	-70.00%	$300.00	-70.00%
200.00	-80.00%	$200.00	-80.00%
100.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The value of the Lesser Performing Underlying Asset decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 500.00, representing a Percentage Change of -50%. Because the hypothetical Final Level of the Lesser Performing Underlying Asset is less than its hypothetical Principal Barrier Level, the investor receives a payment at maturity of $500 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x -50%] = $500

Example 2: The value of the Lesser Performing Underlying Asset decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 700.00, representing a Percentage Change of -30%. Because the hypothetical Final Level of the Lesser Performing Underlying Asset is greater than its hypothetical Principal Barrier Level, but is less than its hypothetical Digital Barrier Level, the investor receives a payment at maturity equal to the principal amount of the notes.

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Example 3: The value of the Lesser Performing Underlying Asset decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 900.00, representing a Percentage Change of -10.00%. Because the hypothetical Final Level of the Lesser Performing Underlying Asset is greater than its hypothetical Digital Barrier Level, the investor receives a payment at maturity of $1,070 per $1,000 in principal amount of the notes, reflecting the Contingent Digital Return. In this case, the return on the notes is positive, even though the Percentage Change of the Lesser Performing Underlying Asset is negative.

Example 4: The value of the Lesser Performing Underlying Asset increases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,200.00, representing a Percentage Change of 20.00%. Because the hypothetical Final Level of the Lesser Performing Underlying Asset is greater than its hypothetical Digital Barrier Level, the investor receives a payment at maturity of $1,070 per $1,000 in principal amount of the notes, reflecting the Contingent Digital Return. In this case, the return on the notes is less than the return represented by the Percentage Change.

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U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Assets or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the final pricing supplement relating to the notes in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use that pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

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Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions on the pricing date.

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Additional Information as to the Calculation of the RTY

Trading Day. As to the RTY, a “trading day” is any day, as determined by the calculation agent, on which trading is generally conducted on the primary market on which the securities included in the RTY are traded.

Market Distribution Events. As to the RTY, a “market disruption event” means any event, circumstance or cause which we determine, and the calculation agent confirms, has or will have a material adverse effect on our ability to perform our obligations under the notes or to hedge our position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to the RTY:

•	a suspension, absence or limitation of trading in index components constituting 20% or more, by weight, of that index;

•	a suspension, absence or limitation of trading in futures or options contracts relating to that index on their respective markets;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, index components constituting 20% or more, by weight, of that index, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to that index on their respective markets;

•	the closure on any day of the primary market for futures or options contracts relating to that index or index components constituting 20% or more, by weight, of that index on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•	any scheduled trading day on which (i) the primary markets for index components constituting 20% or more, by weight, of that index or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on that index are traded, fails to open for trading during its regular trading session; or

•	any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as to the notes.

Adjustments to the RTY. If the applicable sponsor discontinues publication of the RTY and its sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such successor or substitute index being referred to in this section as a “successor index”), then any subsequent index closing level will be determined by reference to the published level of that successor index at the regular weekday close of trading on the Valuation Date.

Upon any selection by the calculation agent of a successor index, the calculation agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice thereof, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

•	If a successor index is selected by the calculation agent, that successor index will be used as a substitute for the RTY for all purposes, including for purposes of determining whether a market disruption event exists with respect to that index.

•	If the sponsor of the RTY discontinues publication of the index prior to, and that discontinuance is continuing on, the Valuation Date, and the calculation agent determines, in its sole discretion, that no successor index is available at that time, then the calculation agent will determine the level of that index for the relevant date in accordance with the formula for and method of calculating that index last in effect prior to the discontinuance, without rebalancing or substitution, using the closing level (or, if trading in the relevant underlying securities or components of that index have been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for that suspension or limitation) at the close of the principal trading session of the relevant exchange on that date of each security or component most recently comprising that index.

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If at any time the method of calculating a closing level for the RTY or a successor index is changed in a material respect, or if an index is in any other way modified so that that index does not, in the opinion of the calculation agent, fairly represent the level of that index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York City on the Valuation Date, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to that index as if those changes or modifications had not been made. Accordingly, if the method of calculating the RTY is modified so that the value of that index is a fraction of what it would have been if it had not been modified (e.g., due to a split in that index), then the calculation agent will adjust that index in order to arrive at a level of that index as if it had not been modified (e.g., as if such split had not occurred).

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The Underlying Assets

All disclosures contained in this pricing supplement regarding the Underlying Assets, including, without limitation, their make-up, method of calculation and changes in their components, have been derived from publicly available information prepared by the applicable sponsors. The information reflects the policies of, and is subject to change by, the sponsors. The sponsors own the copyrights and all rights to the Underlying Assets. The sponsors are under no obligation to continue to publish, and may discontinue publication of, the Underlying Assets. Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of any Underlying Asset or any successor.

The DIA files reports with the SEC under the Exchange Act and the Investment Company Act. Copies of those reports may be obtained through the SEC’s website, www.sec.gov. Information included on that website is not included or incorporated by reference in this document.

Historical price information about the DIA may be found from a variety of resources using its trading symbol, “DIA”; historical information as to the level of the RTY may be found using its symbol, RTY. We encourage you to review recent prices and levels of these Underlying Assets prior to making an investment decision.

The Russell 2000® Index

The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited (“FTSE”) and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. The RTY was set to 135 as of the close of business on December 31, 1986. FTSE Russell calculates and publishes the RTY. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the notes.

Selection of Stocks Comprising the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades on a standard exchange in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary location of the company’s revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation “BDI” country. If the country in which its headquarters are located is a BDI, it will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. “N shares” of companies controlled by entities or individuals based in mainland China are not eligible for inclusion in the RTY.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the “rank day” in May of each year (timetable is announced each spring) to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. FTSE Russell adds initial public offerings (IPOs) each quarter to ensure that new additions to the institutional investing opportunity set are reflected in representative indexes. A stock added during the quarterly IPO process is considered a new index addition, and therefore must have a closing price on its primary exchange at or above $1.00 on the last day of the eligibility period in order to qualify for index inclusion. If an existing index member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

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Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies, are not eligible), blank check companies, special-purpose acquisition companies, exchange traded funds, mutual funds and limited partnerships are ineligible for inclusion. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the RTY.

Annual reconstitution is a process by which the RTY is completely rebuilt. On the rank day of May, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other FTSE Russell indexes are determined from that set of securities. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell's publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. FTSE Russell's only relationship to the Issuer is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY which is determined, composed and calculated by FTSE Russell without regard to the Issuer or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED HEREIN WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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The SPDR® Dow Jones® Industrial Average ETF

The DIA seeks to provide investment results that, before fees and expenses, correspond generally to the performance of the Dow Jones Industrial Average. The DIA utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The DIA typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index.

The Dow Jones Industrial Average™ (“INDU”)

The INDU is a price-weighted index, which means an underlying stock’s weight in the INDU is based on its price per share rather than the total market capitalization of the issuer. The INDU is designed to provide an indication of the composite performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The corporations represented in the INDU tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors.

The INDU is maintained by an Averages Committee comprised of three representatives of S&P Dow Jones Indices and two representatives of The Wall Street Journal (“WSJ”). The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned by CME Group Inc. and by Dow Jones & Company. Generally, composition changes occur only after mergers, corporate acquisitions or other dramatic shifts in a component's core business. When such an event necessitates that one component be replaced, the entire INDU is reviewed. As a result, when changes are made they typically involve more than one component. While there are no rules for component selection, a stock typically is added only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Changes in the composition of the INDU are made entirely by the Averages Committee without consultation with the corporations represented in the INDU, any stock exchange, any official agency or us. Unlike most other indices, which are reconstituted according to a fixed review schedule, constituents of the INDU are reviewed on an as-needed basis. Changes to the common stocks included in the INDU tend to be made infrequently, and the underlying stocks of the INDU may be changed at any time for any reason. The companies currently represented in the INDU are incorporated and headquartered in the United States and its territories and their stocks are listed on the New York Stock Exchange and Nasdaq.

The INDU initially consisted of 12 common stocks and was first published in the WSJ in 1896. The INDU was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the INDU has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the INDU have been changed on a relatively infrequent basis.

Computation of the INDU

The level of the INDU is the sum of the primary exchange prices of each of the 30 component stocks included in the INDU, divided by a divisor that is designed to provide a meaningful continuity in the level of the INDU. Because the INDU is price-weighted, stock splits or changes in the component stocks could result in distortions in the index level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the INDU. The current divisor of the INDU is published daily in the WSJ and other publications. In addition, other statistics based on the INDU may be found in a variety of publicly available sources.

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